SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                           FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

               Commission File Number 0-15729

               Premier Bankshares Corporation
   (Exact name of registrant as specified in its charter)

                      29 College Drive
                  Bluefield, VA  24605-1199
                       (540) 322-2242

(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

                        Common Stock
  (Title of each class of securities covered by this Form)

                            None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the Box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ x ]          Rule 12h-3(b)(1)(ii)[   ]
Rule 12g-4(a)(1)(ii)  [   ]          Rule 12h-3(b)(2)(i) [   ]
Rule 12g-4(a)(2)(i)   [   ]          Rule 12h-3(b)(2)(ii)[   ]
Rule 12g-4(a)(2)(ii)  [   ]          Rule 15d-6          [   ]
Rule 12h-3(b)(1)(i)   [   ]

Approximate number of holders of record as of the certification or notice date:
     None (merged into registered issuer effective 5/23/97)

Pursuant to the requirements of the Securities Exchange Act of 1934, Premier Bankshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:   May 23, 1997          BY: /s/ J. Robert Buchanan,
                                      Executive Vice President